Securities and Exchange Commission
Washington, D.C.  20549


We were retained by PML, Inc. as independent certified public accountants to report on the consolidated financial statements as of and for the year ended May 31, 1999. We have had to spend additional time in analyzing data due to the two separate accounting systems the client maintains and therefore, as of August 29, 1999, the required filing date for the Registrants Annual Report on Form 10-KSB, have not formed an opinion on the Company's consolidated financial statements. The information is expected to be received in time to meet the filing extension deadline provided by Form 12b-25.


/s/ Moss Adams LLP

August 29,1999
Beaverton, Oregon